Exhibit 16.1

March 23, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 23, 2020, of The New Home Company Inc. and are in agreement with the statements contained in the section, “Dismissal of previous independent registered public accounting firm” (paragraphs 1, 2, and 3) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP